                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003.

                       ASHANTI GOLDFIELDS COMPANY LIMITED
                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X        Form 40-F
                                     -----               -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes                   No  X
                              -----               -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                                              PRESS RELEASE

FOR IMMEDIATE RELEASE                                               30 JULY 2003

                           SECOND QUARTER REPORT 2003

ASHANTI SET TO IMPROVE UPON FIRST TWO QUARTERS' OPERATIONAL PERFORMANCE

OVERVIEW

Total gold production in the second quarter was 370,978 ounces, 8% lower than the 403,734 ounces recorded in the second quarter of last year but in line with the previously announced lower production profile for the first half of 2003.

Having successfully replaced the damaged mill pinion at Obuasi, substantially completed the waste stripping in Nyankanga at Geita, and with the progress made on the plant expansion at Iduapriem, Ashanti believes it has laid the foundation to improve upon its first two quarters' operational performance.

Cash operating costs for the Group rose from US$192 to US$222 per ounce mainly as a result of lower gold production, the impact of increased wages and fuel prices, higher costs of other inputs and increased costs associated with the Nyankanga pit cut back at Geita.

During the quarter, Ashanti completed the sale of its rights in the Mampon concession to Golden Star Resources Limited for US$9.5 million consideration.

Ashanti's earnings (including an exceptional gain of US$7.0 million after tax of US$0.8 million arising from the sale of the Mampon property) were US$14.8 million. Earnings, excluding the exceptional gain and related tax, were US$7.8 million, down US$11.0 million on the corresponding period last year, but up US$1.0 million on the previous quarter. The reduction in earnings compared with last year was mainly in line with the previously announced lower production profile for the first half of 2003 and higher cash operating costs, offset partially by higher spot prices. Earnings per share before exceptional items for the quarter were US$0.06 (2002: US$0.17) and after exceptional items were US$0.12 (2002: loss US$0.03).

During the quarter, Ashanti repaid US$10.0 million towards its Revolving Credit Facility reducing the amounts drawn under the facility from US$149.0 million to US$139.0 million.

On the safety front, the Group maintained its strong safety standard with the Group's Lost Time Injury Frequency Rate (LTIFR) of 0.24 injuries per 200,000 hours worked as compared to 0.38 for the corresponding period in 2002.

Underground exploration at Obuasi continued to yield encouraging results both above and below 50 level. On 41 level, the three intersections from the 252 cross cut near the BSVS shaft returned 11.5 g/t over 8.2 metres, 11.2 g/t over
27.3 metres and 7.5 g/t over 15.38 metres. On 58 level, two intersections from 155 and 206 cross cuts yielded 41.9 g/t over 3.1 metres and 26.9 g/t over 6.6 metres respectively. At Geita, exploration drilling continued to yield good results at Nyankanga West and Geita Hill.

Ashanti has been advised by the Government of Ghana (the "Government") that it has appointed a consortium led by Societe-Generale to act as advisers to the Government as a shareholder, holder of the golden share in Ashanti and as a regulator of the mining industry in Ghana, and to assist the Government in arriving at a decision on the proposed merger of Ashanti and AngloGold.

- Quarter's earnings of US$14.8 million including exceptional gain of US$7.0 million

-        Total gold production of 370,978 ounces, 8% lower than last year

- Cash operating cost of US$222 per ounce, up US$30 per ounce on last year, but marginally better than first quarter 2003

-        Rights to Mampon concession sold for US$9.5 million consideration

- Amounts drawn under the Revolving Credit Facility reduced by US$10.0 million

-        Continued encouraging results from exploration at Obuasi and Geita

-        Group's safety record improved further during the quarter

                                       3 MONTHS TO      3 months to      6 MONTHS TO     6 months to
HIGHLIGHTS                              30 JUNE 03      30 June 02       30 JUNE 03      30 June 02
FINANCIAL (US$m)
Total turnover                             128.3           141.2            257.2           278.1
Earnings before
exceptional items                            7.8            18.8             14.6            36.3
Earnings after
exceptional items                           14.8            (3.7)            21.6            12.8
Total operating profit
before exceptional items                    13.6            27.2             25.3            52.5

Group EBITDA before
exceptional items                           28.4            44.1             54.7            84.0
Total EBITDA before
exceptional items                           33.0            53.2             64.3           101.6
Earnings per share before
exceptional items (US$)                     0.06            0.17             0.11            0.32
Earnings per share after
exceptional items (US$)                     0.12           (0.03)            0.17            0.11

GOLD PRODUCTION (ounces)
Total                                    370,978         403,734          751,907         813,118
Attributable                             352,795         385,907          716,135         777,743

GOLD PRICE (US$ per ounce)
Realised by Ashanti                          346             350              342             342
Spot price                                   349             315              350             304

PRODUCTION COSTS (US$ per ounce)
Cash operating costs                         222             192              223             191
Royalties                                     11               9               11               9
Depreciation and amortisation                 51              63               51              60

Total                                        284             264              285             260

OPERATIONS REVIEW

GHANA

OBUASI

Obuasi's gold production for the quarter was 125,447 ounces approximately 10,000 ounces short of its annualized target, but 5,396 ounces above the 120,051 ounces achieved in the second quarter of 2002. The shortfall in production was due to the lower than planned feed grade, 6.92 g/t compared to the target of 7.40 g/t, and low milled tonnage at the Sulphide Treatment Plant (STP). At US$202 per ounce, the cash operating cost for the quarter was marginally below the US$205 per ounce achieved in the second quarter last year.

Mining. Underground production of 600,000 tonnes was lower than the 609,000 tonnes reported in the second quarter of 2002 while the head grade at 7.26 g/t is a decrease on the 7.45 g/t reported for the same period last year. The decrease in mined grades reflects the higher proportion of the total mined tonnage now arising from the lower grade ore blocks where bulk mining open stoping methods are being applied.

Underground infrastructure. In June, the development crews working on 50 level at the BSVS were relocated to the 51 level loading box excavation section of the shaft to complete excavation of the chamber ahead of civils work and shaft equipping which is scheduled to commence in the fourth quarter. Surface. A total of 152,000 tonnes grading 2.11 g/t was mined from the Homase, Kunka and T3 open pits during the quarter, compared with 29,000 tonnes at 2.48 g/t for the corresponding period in 2002. Processing. Throughput at STP was 582,000 tonnes, the same as that for the corresponding period of last year whilst the head grade increased to 6.92 g/t from 6.88 g/t. and recovery decreased to 83.2% from 84.6%. Gold production at STP was 107,710 ounces compared to 109,006 ounces in the second quarter of 2002. Production tonnage was affected by a damaged mill pinion on the SAG mill which necessitated operating the mill at a reduced throughput rate. The mill pinion was changed and the girth gear turned at the end of the second quarter. Gold production at the Oxide Treatment Plant (OTP) was 7,050 ounces whilst the Tailings Treatment Plant produced 10,687 ounces in the quarter compared to 11,024 ounces for the corresponding period in 2002.

Exploration. Underground exploration yielded good results both above and below 50 level. On 41 level, three intersections from the 252 crosscut in the vicinity of the BSVS returned 11.5 g/t over 8.2 metres, 11.2 g/t over 27.3 metres and 7.5 g/t over 15.38 metres; on 58 level, intersections of 41.9 g/t over 3.1 metres and 26.9 g/t over 6.6 metres were returned at the 155 and 206 crosscut positions respectively which are located near to the KMS section. Development was completed in the 19 south crosscut on 50 level which is located close to the Adansi shaft and a diamond drill rig will be relocated there in July to commence testing the deeper levels in the north section of the mine.

IDUAPRIEM/TEBEREBIE

Second quarter gold production at Iduapriem was 57,090 ounces compared with 39,769 ounces produced in the second quarter last year when there was a fire in the elution section of the plant. In June, 19,484 ounces were produced from the expanded CIL plant. At the end of the quarter, most of the outstanding commissioning works on the expanded CIL plant were complete and the new and old circuits within the plant were largely integrated and performing to design specification. The first phase of overland conveyor and primary crushing section of the upgrade was commissioned during the second quarter and work is ongoing to commission the second phase. The cash operating costs were US$225 per ounce compared to US$226 per ounce for the corresponding quarter last year. Cash operating costs should decrease once the second phase of the conveyor/crusher component of the project is completed eliminating the high interim ore re-handle costs. Relative to the same quarter last year, gold production from the heap leach operation reduced from 8,559 ounces to 4,929 ounces because of lower recovery associated with harder feed material and lower tonnage throughput.

BIBIANI

Bibiani produced 52,867 ounces of gold from processing 623,000 tonnes of ore at
3.41 g/t. Metallurgical recovery was 77.4% and the cash operating cost was US$208 per ounce. Production for the corresponding period in 2002 was 61,219 ounces from 634,000 tonnes at 3.72 g/t and a metallurgical recovery of 80.8%, at US$183 per ounce. The lower tonnage, grade and metallurgical recovery resulted in the lower gold production.

The increase in the cash operating cost reflects the lower gold production and the increased depth of the pit. Further progress was made on the underground decline and development to access the old levels below the final pit elevation was on schedule. The third deep exploration hole, drilled to a depth of 1,254 metres intersected mineralisation returning 4.9 g/t over 8.0 metres (including
13.2 g/t over 2.1 metres). A secondary deflection from the same hole intersected the shear zone at the predicted point returning 8.0 g/t over 1.3 metres.

During the quarter, work commenced on removing the flotation plant and regrind mill from Obuasi and installing and re-commissioning this plant at Bibiani in the fourth quarter 2003. This is expected to improve recovery to approximately 85%.

GUINEA

SIGUIRI (85% OWNED)

Siguiri gold production of 64,130 ounces compared to 79,077 ounces achieved in the second quarter of 2002. Stacked tonnage increased to 2.56 million tonnes from 2.47 million tonnes whilst the feed grade declined to 1.15 g/t from 1.18 g/t. The reduction in production was due to increased gold in process as the higher-grade ore was stacked towards the end of the quarter as well as the lower than planned feed grades and stacked tonnage in the first quarter. The cash operating cost for the quarter was US$274 per ounce compared to US$185 per ounce for the same period last year reflecting the lower production, an increased rate of cement consumption to cater for a higher SAP to CAP ore blend and increased fuel prices.

The feasibility of the CIP plant expansion project is under review following recent difficulties with and termination of the construction contract. Discussions are curently underway with potential replacement contractors. Expenditure to date of approximately US$7.2 million continues to be capitalised pending the outcome of the project review.

ZIMBABWE

FREDA-REBECCA

Freda-Rebecca gold production for the quarter was 9,560 ounces compared with 27,214 ounces in the second quarter of 2002. This was principally due to a shortfall in higher grade underground ore production resulting from low availability of loaders, haul trucks and blasthole drill rigs caused by a shortage of critical component spares. Mill throughput in the second quarter was 304,000 tonnes at 1.46 g/t compared to 287,000 tonnes at 3.48 g/t for the corresponding period in 2002. Metallurgical recovery was impacted by the low grades and frequent mill shut downs due to power interruptions and recovery decreased to 66.9% from the 86.9% achieved in the second quarter of 2002. Management continues to negotiate with the Central Bank and suppliers to secure foreign exchange and an adequate supply of spare parts in order to effect the production recovery plan.

TANZANIA

GEITA (50% OWNED)

Gold production at Geita was 123,767 ounces compared with 152,809 ounces produced in the second quarter of 2002. Plant feed for the quarter was 1.49 million tonnes at 2.82 g/t compared to 1.24 million tonnes at 4.10 g/t for the corresponding period last year. Mining activities were concentrated on the Nyankanga cut 3 waste strip in order to access higher grade ore and at the end of June, the mining face had reached the splays in the higher grade mineralised zone. By the middle of August the main high-grade zone should be exposed and third quarter gold production is therefore forecast to increase significantly. Cash operating costs rose to US$214 per ounce from US$156 per ounce in the corresponding second quarter as a result of the lower gold production and the increase in strip ratio, reflecting the cut back required for the enlarged optimised pit.

SUMMARY OF PRODUCTION AND CASH OPERATING COSTS PER OUNCE

                                                         Iduapriem/
                                             Obuasi      Teberebie      Bibiani       Siguiri
3 MONTHS TO 30 JUNE 2003
Production (ounces)                          125,447       57,090       52,867       64,130
Cost per ounce (US$)                             202          225          208          274

3 MONTHS TO 30 JUNE 2002

Production (ounces)                          120,051       39,769       61,219       79,077
Cost per ounce (US$)                             205          226          183          185

6 MONTHS TO 30 JUNE 2003

Production (ounces)                          257,365      104,336      104,138      134,141
Cost per ounce (US$)                             203          241          221          256

6 MONTHS TO 30 JUNE 2002

Production (ounces)                          260,147       87,613      121,025      148,219
Cost per ounce (US$)                             196          208          184          205

                                                             Freda-                   Total/
                                                            Rebecca      Geita       Average
3 MONTHS TO 30 JUNE 2003
Production (ounces)                                          9,560       61,884      370,978
Cost per ounce (US$)                                           262          214          222

3 MONTHS TO 30 JUNE 2002
Production (ounces)                                         27,214       76,404      403,734
Cost per ounce (US$)                                           224          156          192

6 MONTHS TO 30 JUNE 2003
Production (ounces)                                         26,505      125,422      751,907
Cost per ounce (US$)                                           264          208          223

6 MONTHS TO 30 JUNE 2002
Production (ounces)                                         50,300      145,814      813,118
Cost per ounce (US$)                                           225          151          191


EXPLORATION

EAST AFRICA

TANZANIA

GEITA

During the quarter, exploration drilling continued at Nyankanga West and East and at Geita Hill. At Nyankanga West, positive results were reported from preliminary drilling undertaken to follow up on the earlier drilled high grade intersection reported from hole NYDD0097 (15 metres grading 20.16 g/t). Better follow up results included intersections of 5 metres grading 34.39 g/t from 179 metres in hole NYDD136; 23 metres @ 5.21 g/t from 113 metres in hole NYDD0138; and 18 metres @ 2.39 g/t from 136 metres in hole NYDD0139. This drilling confirms the presence of a relatively shallow (< 200 metres), moderate to high grade zone of mineralisation immediately west of the currently designed Nyankanga pit margin. Additional follow up holes have been planned for the third quarter to further define the geometry and extent of the mineralisation after which a preliminary resource estimation will be undertaken.

Core drilling at Geita Hill continues to produce positive results. Continuity of mineralisation between the Geita Main and North East Extension deposits was proved with better intersections of 9 metres grading 3.4g/t from 216 metres in hole GHDD0114; 22 metres @ 2.1g/t from 273 metres in hole GHDD0115; and 18 metres @ 2.8g/t from 244 metres in hole GHDD0116.

TANZANIA REGIONAL

Stream sediment sampling results on the Kigosi reconnaissance licence in the south western part of the Lake Victoria Goldfields are currently being followed up.

D.R. CONGO

Ashanti considers the recent stationing of French troops in Bunia under the auspices of the United Nations as a positive step in the quest for peace and stability in the general area.

WEST AFRICA

GUINEA

At Siguiri, exploration drilling concentrated on the SEK area (the general area surrounding the Bidini, Eureka Hill, Sanu Tinti and Tubani pits) and defined several small resources in both laterite and saprolite.

MALI

Auger drilling assay results from the M'pebougoula and Koumantou Exploration Authorisations were disappointing with no anomalous areas for further follow up being defined.

SIERRA LEONE

A low entry option agreement was signed with respect to AFCAN's Nimini Hills project in eastern Sierra Leone whereby Ashanti can earn a 80% equity interest. The area of interest is centred on a significant two square kilometre plus 0.5 g/t soil geochemical anomaly outlined by a previous EU sponsored aid survey in an area of complexly folded Archaean banded ironstone formations. Initial fieldwork is being focused on verifying this geochemical anomaly.

GHANA

In Ghana, stream and soil sampling and trenching continued on the Sefwi Asafo, Sefwi Sui, Sefwi Boako and Subriso prospecting licences. Shallow reverse circulation drilling commenced on the Subriso concession, 50 kilometres north of Bibiani at the end of the quarter.

COTE D'IVOIRE

It is understood that during the second quarter, progress was made towards resolving the political and security situation in Cote d'Ivoire. It is expected that exploration field work will recommence during the second half of the year.

GOLD PRODUCTION SUMMARY




                                          3 MONTHS TO       3 months to     6 MONTHS TO     6 months to
                                         30 JUNE 2003      30 June 2002     30 JUNE 2003    30 June 2002
OBUASI
UNDERGROUND MINING
Ore production (000 tonnes)                   600              609            1,183            1,199
Ore grade (g/t)                              7.26             7.45             7.60             7.47

SURFACE MINING (HOMASE)
Ore production (000 tonnes)                   152               29              324               29
Ore grade (g/t)                              2.11             2.48             2.39             2.48
Waste mined (000 tonnes)                      430               72            1,303               72
Strip ratio                                   2.8              2.5              4.0              2.5

SULPHIDE TREATMENT PLANT
Ore processed (000 tonnes)                    582              582            1,162            1,165
Head grade (g/t)                             6.92             6.88             6.95             7.44
Recovery (%)                                 83.2             84.6             83.9             85.9
Gold produced (ounces)                    107,710          109,006          217,945          239,432

POMPORA TREATMENT PLANT
Ore processed (000 tonnes)                     --               --               --               --
Head grade (g/t)                               --               --               --               --
Recovery (%)                                   --               --               --               --
Gold produced (ounces)                         --               21               --              195

OXIDE TREATMENT PLANT
Ore processed (000 tonnes)                    162               --              390               --
Head grade (g/t)                             1.90               --             1.84               --
Recovery (%)                                 71.2               --             78.2               --
Gold produced (ounces)                      7,050               --           18,047               --

TAILINGS TREATMENT PLANT
Ore processed (000 tonnes)                    452              433              952              873
Head grade (g/t)                             2.30             2.38             2.22             2.31
Recovery (%)                                 32.0             33.2             31.5             31.7
Gold produced (ounces)                     10,687           11,024           21,373           20,520

OBUASI TOTAL PROCESSED
Ore processed (000 tonnes)                  1,197            1,015            2,505            2,038
Head grade (g/t)                             4.49             4.96             4.35             5.24
Recovery (%)                                 72.6             74.0             73.6             75.8
Total gold produced (ounces)              125,447          120,051          257,365          260,147

OBUASI PRODUCTION DISTRIBUTION
Obuasi underground (ounces)               107,710          109,027          217,945          239,627
Obuasi surface (ounces)                     7,050               --           18,047               --
Obuasi tailings (ounces)                   10,687           11,024           21,373           20,520
Obuasi total (ounces)                     125,447          120,051          257,365          260,147

IDUAPRIEM
MINING
Ore production (000 tonnes)                   956            1,161            1,843            2,101
Ore grade (g/t)                              1.87             1.63             1.81             1.62
Waste mined (000 tonnes)                    3,994            4,062            7,469            8,260
Strip ratio                                   4.2              3.5              4.1              3.9

CIL PLANT
Ore processed (000 tonnes)                    911              642            1,755            1,298
Head grade (g/t)                             1.97             1.85             1.84             1.93
Recovery (%)                                 90.4             81.6             89.5             91.1
Gold produced (ounces)                     52,161           31,210           92,948           69,501

HEAP LEACH (IDUAPRIEM/TEBEREBIE)
Ore stacked (000 tonnes)                      271              306              578              805
Head grade (g/t)                             1.55             1.09             1.33             1.09
Recovery (%)                                 36.5             79.8             46.1             64.2
Gold produced                               4,929            8,559           11,388           18,112
IDUAPRIEM TOTAL (OUNCES)                   57,090           39,769          104,336           87,613

GOLD PRODUCTION SUMMARY

                                          3 MONTHS TO        3 months to      6 MONTHS TO       6 months to
                                          30 JUNE 2003      30 June 2002     30 JUNE 2003      30 June 2002
BIBIANI
MINING
Ore production (000 tonnes)                     859               707             1,520             1,051
Ore grade (g/t)                                3.13              3.85              3.51              3.68
Waste mined (000 tonnes)                      1,288             3,000             3,416             6,003
Strip ratio                                     1.5               4.2               2.2               5.7

CIL PLANT
Ore processed (000 tonnes)                      623               634             1,234             1,211
Head grade (g/t)                               3.41              3.72              3.38              3.60
Recovery (%)                                   77.4              80.8              77.7              81.9
GOLD PRODUCED (OUNCES)                       52,867            61,219           104,138           121,025

SIGUIRI
MINING
Ore production (000 tonnes)                   2,325             2,483             4,859             4,396
Ore grade (g/t)                                1.17              1.21              1.16              1.22
Waste mined (000 tonnes)                      1,392             1,788             3,669             4,018
Strip ratio                                     0.6               0.7               0.8               0.9

HEAP LEACH
Ore stacked (000 tonnes)                      2,554             2,465             5,030             4,855
Head grade (g/t)                               1.15              1.18              1.11              1.17
Recovery (%)                                   68.2              84.8              74.7              81.2
GOLD PRODUCED (OUNCES)                       64,130            79,077           134,141           148,219

FREDA-REBECCA
UNDERGROUND MINING
Ore production (000 tonnes)                      98               285               268               548
Ore grade (g/t)                                2.55              2.96              2.57              3.09

SURFACE MINING
Ore production (000 tonnes)                      24                66                42               110
Ore grade (g/t)                                1.91              2.61              1.86              2.52

PROCESSING
Ore processed (000 tonnes)                      304               287               648               570
Head grade (g/t)                               1.46              3.48              1.17              3.33
Recovery (%)                                   66.9              86.9              74.4              84.2
GOLD PRODUCED (OUNCES)                        9,560            27,214            26,505            50,300

GEITA
SURFACE MINING
Ore mined (000 tonnes)                        1,316             1,023             2,353             2,839
Grade (g/t)                                    2.88              3.63              2.94              3.49
Waste mined (000 tonnes)                     15,697             9,684            28,160            15,234
Strip ratio                                    11.0               9.5              12.2               5.4

PROCESSING
CIL PLANT
Ore processed (000 tonnes)                    1,493             1,240             2,890             2,438
Head grade (g/t)                               2.82              4.10              2.95              4.00
Recovery (%)                                   91.5              93.3              91.5              92.3
GOLD PRODUCED (OUNCES)                      123,767           152,809           250,844           291,628
ASHANTI'S 50% SHARE (OUNCES)                 61,884            76,404           125,422           145,814

GROUP SUMMARY
Managed gold production (ounces)            309,094           327,330           626,485           667,304
Geita JV 50%                                 61,884            76,404           125,422           145,814
Sub-total                                   370,978           403,734           751,907           813,118
Less minority interests                      18,183            17,827            35,772            35,375
GROUP ATTRIBUTABLE TOTAL (OUNCES)           352,795           385,907           716,135           777,743

FINANCIAL REVIEW

EARNINGS

Ashanti's earnings for the second quarter were US$14.8 million. This included an exceptional gain after tax of US$7.0 million, arising from the sale of the Mampon property. Earnings for the second quarter (excluding the exceptional gain and related tax) were US$7.8 million, down US$11.0 million on the corresponding period last year, but up US$1.0 million on the previous quarter. The reduction in earnings compared to last year is as a result of the previously announced lower production profile for the first half of 2003 and higher cash operating costs, offset partially by higher spot prices.

Earnings per share before exceptional items for the second quarter were US$0.06 (2002: US$0.17) and after exceptional items US$0.12 (2002: loss US$0.03).

Earnings before exceptional items for the six months to 30 June 2003 were US$14.6 million compared to US$36.3 million in 2002. Earnings after exceptional items of US$7.0 million were US$21.6 million (2002: US$12.8 million).

REVENUE

Total spot revenue for the quarter was US$129.4 million, equivalent to US$349 per ounce (2002: US$315 per ounce). Total hedging income for the quarter was negative US$1.1 million, comprising US$3.2 million of deferred hedging income and US$4.3 million of net cash payments in respect of maturing hedge contracts for both the Ashanti and Geita hedge books. Total realised price for the quarter was US$346 per ounce (2002: US$350 per ounce). Based on year to date total revenue of US$257.2 million (2002: US$278.1 million) the realised gold price equates to US$342 per ounce (2002: US$342 per ounce).

HEDGING

At 30 June 2003 Ashanti had 4.5 million ounces protected at an average price of US$360 per ounce, with commitments of 6.4 million ounces. The mark-to-market valuation of the Ashanti hedge book at 30 June 2003 was negative US$108 million based on a spot price of US$346 per ounce. Ashanti's 50% share of Geita's hedge book was negative US$39 million.

CASH OPERATING COSTS

Total cash operating costs for the second quarter were US$222 per ounce, up US$30 per ounce on last year and similar to the previous quarter. Costs, as in the first quarter, were mainly impacted by lower production, increased wages and fuel prices, higher costs of other inputs, increased costs associated with the Nyankanga pit cut-back at Geita and higher ore rehandling at Iduapriem.

PROFIT

Total operating profit before exceptional items for the quarter was US$13.6 million (2002: US$27.2 million). Non-mine site exploration expenditure written off in the second quarter was US$0.9 million bringing year to date to US$1.6 million. Corporate administration expenditure for the quarter was US$6.3 million and year to date US$12.3 million.

Interest charge for the quarter of US$4.6 million was US$1.7 million lower than last year following the refinancing in June 2002 and lower interest rates.

EXCEPTIONAL ITEM

In June 2003 Ashanti sold its interest in the Mampon property near Obuasi to Bogoso Gold Limited and Golden Star Resources Limited for a cash consideration of US$9.5 million resulting in a profit on sale before taxes of US$7.8 million.

TAX

The tax charge for the quarter was US$1.8 million and comprised US$0.8 million tax on the sale of the Mampon property, US$0.8 million in respect of Geita's profits subject to United Kingdom tax and other tax of US$0.2 million.

CASH FLOWS AND BALANCE SHEET

Cash inflow from operating activities for the quarter was US$15.3million (2002:
US$21.8 million) and US$32.1 million for the year to date (2002: US$45.0 million). Net interest payments in the quarter were US$2.2 million compared to US$5.1 million last year, which included the final interest payment on the exchangeable notes.

Capital expenditure for the quarter of US$20.5 million (2002: US$15.7 million) included US$8.6 million at Obuasi, US$4.3 million at Iduapriem and US$5.9 million at Siguiri.

In May, US$6.6 million was raised from the exercise of a further 2.18 million warrants. As a result the stated capital increased to 130.8 million shares (31 December 2002: 127.5 million shares) and 2.5 million warrants remain outstanding.

During the quarter, Ashanti paid down US$10.0 million of its Revolving Credit Facility, reducing the amounts drawn to US$139.0 million. At the quarter end, the Group's gross debt level (excluding the 50% share of the non-recourse Geita project finance loan) was lower at US$245.7 million (31 March 2003:US$255.9 million) analysed as follows:

                                                                                                                         US$M
US$200 million Revolving Credit Facility ("RCF")                                                                        139.0
Iduapriem/Teberebie project finance loans                                                                                22.1
Other loans (net of deferred loan fees)                                                                                   9.6
                                                                                                                        170.7

Mandatorily Exchangeable Notes ("MENs")                                                                                  75.0
Ashanti Group's gross debt as at 30 June 2003                                                                           245.7

OTHER MATTERS

Ashanti has been advised by the Government of Ghana (the "Government") that it has appointed a consortium led by Societe-Generale, to act as financial advisers to the Government as a shareholder, the holder of the golden share in Ashanti and as a regulator of the mining industry in Ghana, and to assist the Government in arriving at a decision on the proposed merger of Ashanti and AngloGold.

In Zimbabwe, Temple Assets (Private) Limited has been appointed as the Depositary, in replacement of Deloitte & Touche Executor & Trust Company (Pvt) Limited, to hold the Ashanti ordinary shares on behalf of holders of the Zimbabwe Depositary Receipts. This change took effect from 1 June 2003.

INDEPENDENT REVIEW REPORT TO ASHANTI GOLDFIELDS COMPANY LIMITED

INTRODUCTION

We have been instructed by the company to review the financial information for the six months ended 30 June 2003 which comprises the profit and loss account, the balance sheets, the cash flow statement and related notes 1 to 3 and we have read the other information contained in the second quarter report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose.To the fullest extent permitted by law, we do not accept or assume responsibility to anyone, other than the company, for our review work, for this report, or for the conclusions we have formed.

DIRECTORS' RESPONSIBILITIES

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the United Kingdom Financial Services Authority which requires that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

REVIEW WORK PERFORMED

We conducted our review in accordance with guidance contained in United Kingdom Bulletin 1999/4 issued by the United Kingdom Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

REVIEW CONCLUSION

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

Deloitte & Touche - Accra
Chartered Accountants
29 July 2003

GROUP PROFIT AND LOSS ACCOUNT
Unaudited

                                                                                      3 MONTHS TO                 3 months to
                                                                                     30 JUNE 2003                30 June 2002

                                                                                         INTEREST
                                                                                         IN JOINT
                                                                              GROUP       VENTURE         TOTAL       Group
                                                                  Note        US$M          US$M          US$M         US$m
                                                                  ----        ----          ----          ----         ----
TURNOVER                                                             2        109.0         19.3         128.3         118.7

Cash operating costs                                                 2       (69.2)        (13.2)        (82.4)        (65.5)
Other costs                                                                   (8.1)         (0.9)         (9.0)         (6.1)
Exceptional costs                                                               --            --            --        (22.5)
Royalties                                                                     (3.3)         (0.6)         (3.9)         (3.0)
Depreciation and amortisation                                                (17.2)         (2.2)        (19.4)        (22.8)

TOTAL COSTS                                                                  (97.8)        (16.9)       (114.7)       (119.9)

OPERATING PROFIT/(LOSS)                                              2         11.2          2.4          13.6          (1.2)

Share of operating profit of joint venture                                      2.4                                      5.9

TOTAL OPERATING PROFIT                                                         13.6                                      4.7

Exceptional profit on sale of investment                                        7.8                                      --

PROFIT BEFORE INTEREST AND TAXATION                                            21.4                                      4.7

Net interest payable:group                                                     (3.4)                                    (5.2)
                     joint venture                                             (1.2)                                    (1.1)

PROFIT/(LOSS) BEFORE TAXATION                                                  16.8                                     (1.6)

Tax:  group                                                                    (1.0)                                    (2.1)
      joint venture                                                            (0.8)                                      --

PROFIT/(LOSS)AFTER TAXATION                                                    15.0                                     (3.7)

Minority interests                                                             (0.2)                                      --

PROFIT/(LOSS)ATTRIBUTABLE TO SHAREHOLDERS                                      14.8                                     (3.7)
DIVIDENDS                                                                        --                                      --

RETAINED PROFIT/(LOSS) FOR THE PERIOD                                          14.8                                     (3.7)

EARNINGS PER SHARE (US$):

   BEFORE EXCEPTIONALS                                                         0.06                                      0.17
   AFTER EXCEPTIONALS                                                          0.12                                    (0.03)

                                                                                      6 MONTHS TO                 6 months to
                                                                                     30 JUNE 2003                30 June 2002

                                                                                         INTEREST
                                                                                         IN JOINT
                                                                              GROUP      VENTURE         TOTAL         Group
                                                                               US$M        US$M           US$M          US$m
                                                                               ----        ----           ----          ----
TURNOVER                                                                      218.6          38.6         257.2         235.6

Cash operating costs                                                         (141.7)        (26.1)       (167.8)       (133.3)
Other costs                                                                   (15.5)         (1.7)        (17.2)        (12.5)
Exceptional
costs                                                                            --            --            --         (23.5)
Royalties                                                                      (6.7)         (1.2)         (7.9)         (5.8)
Depreciation and amortisation                                                 (34.5)         (4.5)        (39.0)        (42.8)

TOTAL COSTS                                                                  (198.4)        (33.5)       (231.9)       (217.9)

OPERATING PROFIT/(LOSS)                                                        20.2           5.1          25.3          17.7

Share of operating profit of joint venture                                      5.1                                      11.3

TOTAL OPERATING PROFIT                                                         25.3                                      29.0

Exceptional profit on sale of investment                                        7.8                                        --

PROFIT BEFORE INTEREST AND TAXATION                                            33.1                                      29.0

Net interest payable: group                                                     (7.0)                                    (10.1)
                      joint venture                                             (2.3)                                     (2.2)

PROFIT/(LOSS) BEFORE TAXATION                                                  23.8                                      16.7

Tax:  group                                                                    (1.0)                                     (3.9)
      joint venture                                                            (0.8)                                       --

PROFIT/(LOSS)AFTER TAXATION                                                    22.0                                      12.8

Minority interests                                                             (0.4)                                       --

PROFIT/(LOSS)ATTRIBUTABLE TO SHAREHOLDERS                                      21.6                                      12.8
DIVIDENDS                                                                        --                                       --

RETAINED PROFIT/(LOSS) FOR THE PERIOD                                          21.6                                      12.8

EARNINGS PER SHARE (US$):

   BEFORE EXCEPTIONALS                                                         0.11                                      0.32
   AFTER EXCEPTIONALS                                                          0.17                                      0.11

GROUP BALANCE SHEET
Unaudited

                                                                                                      As at         As at
                                                                           AS AT 30                30 June 2002   31 Dec 2002
                                                                          JUNE 2003
                                                                        INTEREST IN
                                                               GROUP    JOINT VENTURE      TOTAL      Group         Group
                                                                US$M         US$M          US$M        US$m          US$m
                                                                ----         ----          ----        ----          ----

FIXED ASSETS
Intangible assets                                                16.0         53.3         69.3         18.0         17.3
Tangible assets                                                 607.0        109.0        716.0        601.0        602.7
Investments

- Geita joint venture                                            93.2        (93.2)        --           90.8         91.2
- Loans to joint venture and other investments                   31.1          --          31.1         32.6         32.6

                                                                747.3                     816.4        742.4        743.8

CURRENT ASSETS

Stocks                                                           72.9         10.2         83.1         72.9         76.6
Debtors due within one year                                       9.3         17.1         26.4         20.9         14.0
Debtors due after more than one year                             12.5          --          12.5          --           8.8
Cash                                                             39.2          8.6         47.8         78.5         41.3

                                                                133.9         35.9        169.8        172.3        140.7

CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

Creditors                                                      (116.5)       (15.8)      (132.3)      (148.3)      (131.1)
Borrowings                                                       (7.8)       (10.8)       (18.6)       (12.9)        (2.7)

                                                               (124.3)       (26.6)      (150.9)      (161.2)      (133.8)

NET CURRENT ASSETS                                                9.6          9.3         18.9         11.1          6.9

TOTAL ASSETS LESS CURRENT LIABILITIES                           756.9                     835.3        753.5        750.7

CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

Creditors                                                       (15.0)       (39.9)       (54.9)       (47.4)       (24.0)
Borrowings                                                     (237.9)       (35.2)      (273.1)      (291.0)      (254.2)

PROVISIONS FOR LIABILITIES AND CHARGES                          (24.3)        (3.3)       (27.6)       (20.2)       (25.0)

                                                                479.7                     479.7        394.9        447.5

CAPITAL AND RESERVES

Stated capital                                                  598.4                                  587.0        588.2
Reserves                                                       (120.3)                                (194.1)      (141.9)

EQUITY SHAREHOLDERS' FUNDS                                      478.1                                  392.9        446.3
Equity minority interests                                         1.6                                    2.0          1.2

                                                                479.7                                  394.9        447.5



The financial information for the second quarter and six months ended 30 June 2003 were approved by the Board of directors on 29 July 2003 and signed on its behalf by:

S E Jonah                                                S Venkatakrishnan
Director                                                 Director

GROUP CASH FLOW STATEMENT
Unaudited

                                                               3 MONTHS TO        3 months to         6 MONTHS TO      6 months to
                                                              30 JUNE 2003       30 June 2002        30 JUNE 2003      30 June 2002
                                                                      US$M               US$m                US$M              US$m

CASH INFLOW FROM OPERATING ACTIVITIES                                 15.3               21.8                32.1             45.0

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

Interest received                                                      0.2                0.2                 0.3              0.3
Interest paid                                                         (2.4)              (5.3)               (4.9)           (13.4)

NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS

   AND SERVICE OF FINANCE                                             (2.2)              (5.1)               (4.6)           (13.1)

TAXATION

Corporate tax paid                                                    --                 (1.1)               --               (1.7)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENTS

Purchase of tangible fixed assets                                    (20.5)             (15.7)              (37.6)           (30.6)
Sale of investment                                                     9.5               --                   9.5             --

NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND
   FINANCIAL INVESTMENT                                              (11.0)             (15.7)              (28.1)           (30.6)

CASH INFLOW/(OUTFLOW) BEFORE USE OF LIQUID
    RESOURCES AND FINANCING                                            2.1               (0.1)               (0.6)            (0.4)
Management of liquid resources                                         2.5                4.9                 8.5             11.6

CASH INFLOW BEFORE FINANCING                                           4.6                4.8                 7.9             11.2

FINANCING

Loans drawn down                                                      --                265.0                --              265.0
Loan repayments                                                      (11.4)            (270.8)              (12.3)          (280.4)
Issue of shares                                                        6.6               41.8                10.2             41.8

NET CASH (OUTFLOW)/INFLOW FROM FINANCING                              (4.8)              36.0                (2.1)            26.4

(DECREASE)/INCREASE IN CASH                                           (0.2)              40.8                 5.8             37.6





RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

(Decrease)/increase in cash                                           (0.2)              40.8                 5.8             37.6
Decrease in liquid resources                                          (2.5)              (4.9)               (8.5)           (11.6)

                                                                      (2.7)              35.9                (2.7)            26.0
Cash outflow from decrease in debt                                    11.4                5.8                12.3             15.4
Other                                                                 (0.2)               4.1                (0.5)             3.9

MOVEMENT IN NET DEBT                                                   8.5               45.8                 9.1             45.3
Net debt at beginning of period                                     (215.0)            (271.2)             (215.6)          (270.7)

NET DEBT AT END OF PERIOD                                           (206.5)            (225.4)             (206.5)          (225.4)

NOTES TO THE FINANCIAL INFORMATION

1.    BASIS OF PREPARATION

The unaudited results for the six months ended 30 June 2003 have been prepared in accordance with the accounting policies set out in the Annual Report and Accounts for the year ended 31 December 2002.

2.    OPERATING PROFIT ANALYSIS BY BUSINESS AREA

6 MONTHS TO 30 JUNE 2003                                   IDUA-
                                          OBUASI           PRIEM            BIBIANI         SIGUIRI

Production ounces                         257,365          104,336          104,138          134,141
US$ million
Revenue - spot                               90.0             36.4             36.6             47.0
Revenue - hedging                            --               --               --               --
                                             90.0             36.4             36.6             47.0
Operating costs                             (52.3)           (25.1)           (23.0)           (34.3)
Other costs                                  --               (0.6)            (0.2)            (0.8)
Royalties                                    (3.0)            (1.1)            (1.1)            (1.5)
EBITDA                                       34.7              9.6             12.3             10.4
Depreciation and amortisation               (15.4)            (2.9)            (4.7)            (7.8)
OPERATING PROFIT/(LOSS) 30.6.2003            19.3              6.7              7.6              2.6
Operating profit/(loss) 30.6.2002             7.5              5.3              5.8              3.8


6 MONTHS TO 30 JUNE 2003                   FREDA-        HEDGING         EXPLORA-          CORP.
                                          REBECCA         INCOME          TION             ADMIN
Production ounces                         26,505            --              --              --
US$ million
Revenue - spot                               9.2            --              --              --
Revenue - hedging                           --              (0.6)           --              --
                                             9.2            (0.6)           --              --
Operating costs                             (7.0)           --              --              --
Other costs                                 --              --              (1.6)          (12.3)
Royalties                                   --              --              --              --
EBITDA                                       2.2            (0.6)           (1.6)          (12.3)
Depreciation and amortisation               (3.1)           --              --              (0.6)
OPERATING PROFIT/(LOSS) 30.6.2003           (0.9)           (0.6)           (1.6)          (12.9)
Operating profit/(loss) 30.6.2002            3.6            27.1            (2.3)          (33.1)*


*Includes refinancing and restructuring costs of US$23.5 million.





6 MONTHS TO 30 JUNE 2003

                                           GROUP           GEITA            TOTAL

Production ounces                         626,485          125,422          751,907
US$ million
Revenue - spot                              219.2             43.8            263.0
Revenue - hedging                            (0.6)            (5.2)            (5.8)
                                            218.6             38.6            257.2
Operating costs                            (141.7)           (26.1)          (167.8)
Other costs                                 (15.5)            (1.7)           (17.2)
Royalties                                    (6.7)            (1.2)            (7.9)
EBITDA                                       54.7              9.6             64.3
Depreciation and amortisation               (34.5)            (4.5)           (39.0)
OPERATING PROFIT/(LOSS)  30.6.2003           20.2              5.1             25.3
Operating profit/(loss)  30.6.2002           17.7             11.3             29.0

3 MONTHS TO 30 JUNE 2003                                IDUA-
                                      OBUASI            PRIEM            BIBIANI         SIGUIRI

Production ounces                     125,447           57,090           52,867           64,130
US$ million
Revenue - spot                           43.7             19.9             18.6             22.4
Revenue - hedging                          --               --               --               --
                                         43.7             19.9             18.6             22.4
Operating costs                         (25.3)           (12.8)           (11.0)           (17.6)
Other costs                              --               (0.3)            (0.1)            (0.5)
Royalties                                (1.4)            (0.6)            (0.6)            (0.7)
EBITDA                                   17.0              6.2              6.9              3.6
Depreciation and amortisation            (7.5)            (1.6)            (2.4)            (3.8)
OPERATING PROFIT/(LOSS) 30.6.2003         9.5              4.6              4.5             (0.2)
Operating profit/(loss) 30.6.2002         3.0              1.9              3.1              4.7

3 MONTHS TO 30 JUNE 2003               FREDA-       HEDGING        EXPLORA-         CORP.
                                      REBECCA        INCOME          TION           ADMIN
Production ounces                     9,560            --              --             --
US$ million
Revenue - spot                          3.3            --              --             --
Revenue - hedging                       --             1.1             --             --
                                        3.3            1.1             --             --
Operating costs                        (2.5)            --             --             --
Other costs                             --             --            (0.9)          (6.3)
Royalties                               --             --             --             --
EBITDA                                  0.8            1.1           (0.9)          (6.3)
Depreciation and amortisation          (1.6)           --             --            (0.3)
OPERATING PROFIT/(LOSS)30.6.2003       (0.8)           1.1           (0.9)          (6.6)
Operating profit/(loss)30.6.2002        1.3           13.3           (1.3)         (27.2)*



3 MONTHS TO 30 JUNE 2003

                                         GROUP            GEITA          TOTAL

Production ounces                       309,094           61,884         370,978
US$ million
Revenue - spot                            107.9             21.5           129.4
Revenue - hedging                           1.1             (2.2)           (1.1)
                                          109.0            19.3            128.3
Operating costs                           (69.2)           (13.2)          (82.4)
Other costs                                (8.1)            (0.9)           (9.0)
Royalties                                  (3.3)            (0.6)           (3.9)
EBITDA                                     28.4              4.6            33.0
Depreciation and amortisation             (17.2)            (2.2)          (19.4)
OPERATING PROFIT/(LOSS) 30.6.2003          11.2             2.4             13.6
Operating profit/(loss) 30.6.2002          (1.2)            5.9              4.7


                                   3 MONTHS TO     3 months to    6 MONTHS TO   6 months to
                                     30 JUNE         30 June       30 JUNE       30 June
3.RECONCILIATION OF TOTAL COSTS         2003          2002           2003          2002
                                        US$M          US$m           US$M          US$m
CASH OPERATING COSTS

Obuasi                                  25.3            24.6            52.3         51.1
Iduapriem                               12.8             9.0            25.1         18.2
Bibiani                                 11.0            11.2            23.0         22.3
Siguiri                                 17.6            14.6            34.3         30.4
Freda-Rebecca                            2.5             6.1             7.0         11.3
Geita (50%)                             13.2            11.9            26.1         22.0
TOTAL CASH OPERATING COSTS              82.4            77.4           167.8        155.3
Corporate administration costs           6.3             4.3            12.3          8.9
Exploration costs                        0.9             1.3             1.6          2.3
Other costs                              1.8             1.3             3.3          2.9
Royalties                                3.9             3.7             7.9          7.1
Depreciation and amortisation           19.4            26.0            39.0         49.1
Exceptional costs                       --              22.5            --           23.5
TOTAL COSTS                            114.7           136.5*          231.9        249.1*

* Includes Geita's costs of US$16.6 million for three months to 30 June 2002 and US$31.2 million for the six months to 30 June 2002.

HEDGING COMMITMENTS

The table below shows all forward and option positions that Ashanti had as at 30 June 2003:

                                                        2003            2004            2005            2006
FORWARD SALES

(ounces)                                             413,636         657,992         648,996         538,000
(US$/ounce)                                              347             355             352             359
CALLS:
Sold (ounces)                                        305,350         496,180         498,728         210,256
Sold (US$/ounce)                                         343             341             350             366
Bought (ounces)                                      101,100         101,880         134,000          49,432
Bought (US$/ounce)                                       345             359             352             370
Subtotal (ounces)                                    204,250         394,300         364,728         160,824
SUMMARY:
Protected (ounces)                                   413,636         657,992         648,996         538,000
COMMITTED (ounces)                                   617,886       1,052,292       1,013,724         698,824
Total committed ounces as a percentage of
  total forecast production (excluding Geita
   production for the period of the
   project finance, 2003-2007)

Lease Rate Swap (ounces)                           2,367,000       2,587,000       2,251,000       1,915,000
Deferred Hedging Income (US$m)                             6              11


                                                                   2007            2008          2009          2010
FORWARD SALES

(ounces)                                                        451,200         358,325       413,450       383,450
(US$/ounce)                                                         360             370           362           366
CALLS:
Sold (ounces)                                                   291,076         260,535        70,970        28,250
Sold (US$/ounce)                                                    363             365           368           350
Bought (ounces)                                                 125,396            --            --            --
Bought (US$/ounce)                                                  370            --            --            --
Subtotal (ounces)                                               165,680         260,535        70,970        28,250
SUMMARY:
Protected (ounces)                                              451,200         358,325       413,450       383,450
COMMITTED (ounces)                                              616,880         618,860       484,420       411,700
Total committed ounces as a percentage of
  total forecast production (excluding Geita production
  for the period of the
   project finance, 2003-2007)
Lease Rate Swap (ounces)                                      1,579,000       1,318,000       982,000       646,000
Deferred Hedging Income (US$m)

                                                   2011           2012          2013          TOTALS
FORWARD SALES

(ounces)                                        268,250        215,313       186,500       4,535,112
(US$/ounce)                                         367            374           365             360
CALLS:
Sold (ounces)                                    84,250         77,188        28,000       2,350,783
Sold (US$/ounce)                                    384            387           401             355
Bought (ounces)                                    --             --            --           511,808
Bought (US$/ounce)                                 --             --            --               358
Subtotal (ounces)                                84,250         77,188        28,000       1,838,975
SUMMARY:
Protected (ounces)                              268,250        215,313       186,500       4,535,112
COMMITTED (ounces)                              352,500        292,501       214,500       6,374,087
Total committed ounces as a percentage of
   total forecast production (excluding
   Geita production for the period of the
project finance, 2003-2007)                                                                       50%
Lease Rate Swap (ounces)                        310,000        130,000          --
Deferred Hedging Income (US$m)                                                                    17


FORWARD SALES:

A total of 4.54 million ounces have been sold forward at an average price of US$360 per ounce.

CALL OPTIONS:

Ashanti has sold 2.35 million ounces of call options at an average strike price of US$355 per ounce. As a partial offset, Ashanti has bought 0.51 million ounces of call options at an average strike price of US$358 per ounce.

GOLD LEASE RATE SWAPS:

As of 30 June 2003, a maximum of 2.59 million ounces of Ashanti's hedged production will be exposed to the floating 3 month lease rate at any one time.

The lease rate swaps can be broken down into the following types (under all of these contracts Ashanti receives a certain lease rate income, which can be regarded as compensation for the lease rate exposure that Ashanti takes on).

VOLUME (OZS)  FIXED RATE    DESCRIPTION

2,402,000     1.80%          Ashanti pays a quarterly floating rate and
                             receives a quarterly weighted average fixed rate
                             of 1.90%.

360,000       2.00%          Ashanti pays a quarterly floating rate and
                             receives a fixed amount of dollars at maturity.
                             The quarterly amount is rolled until maturity of
                             each forward contract. The fixed amount for each
                             contract is calculated using the formula:
                             Volume*YearsToMaturity*302*2.00%. The next rate
                             set is in 2004. TOTAL 2,762,000

MARK-TO-MARKET VALUATIONS

On 30 June 2003, the portfolio had a negative marked-to-market value of US$108.2 million. This valuation was based on a spot price of US$346 and the then prevailing applicable US interest rates, gold forward rates, volatilities and guidelines provided by the Risk Management Committee of the Board. The delta at that time was 5.3 million ounces. This implies that a US$1 increase in the price of gold would have a US$5.3 million negative impact (approximate) on the marked-to-market valuation of the hedge book. Movements in US interest rates, gold lease rates, volatilities and time will also have a sizeable impact on the marked-to-market. All these variables can change significantly over short time periods and can consequently materially affect the marked-to-market valuation.

The approximate breakdown by type of the marked-to-market valuation at 30 June 2003 was as follows:

                                                    US$M

Forward contracts                                   (53.2)
European Call options (net sold)                    (65.3)
Lease rate swaps                                     10.3
                                                   (108.2)

GEITA HEDGING

The table below shows Ashanti's portion of hedging commitments for Geita as at 30 June 2003. This represents half of Geita's hedge commitments.

                                2003          2004          2005

Forward Sales (ounces)       101,625       195,558       174,828
(US$/ounce)                      284           289           294

Puts:
Bought (ounces)               10,694        25,586        24,350
(US$/ounce)                      292           291           291

Summary:
Protected (ounces)           112,319       221,144       199,178

Committed (ounces)           101,625       195,558       174,828

Lease Rate Swap              156,301       116,774        76,301


                                2006          2007         TOTAL

Forward Sales (ounces)        94,576       120,938       687,525
(US$/ounce)                      296           298           292

Puts:
Bought (ounces)               18,115        23,390       102,135
(US$/ounce)                      291           292           291

Summary:
Protected (ounces)           112,691       144,328       789,660

Committed (ounces)            94,576       120,938       687,525

Lease Rate Swap               41,420          --            --

MARKED-TO-MARKET VALUATION:

On 30 June 2003, the Geita portfolio had a negative marked-to-market value of US$78.8 million (Ashanti's portion: negative US$39.4 million). This valuation was based on a spot price of US$346 per ounce and the then prevailing US interest rates, gold forward rates, volatilities and guidelines provided by the Risk Management Committee of the Board.

FORWARD LOOKING STATEMENTS

This report contains a number of statements relating to plans, forecasts and future results of Ashanti Goldfields Company Limited ("Ashanti") that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States of America including but not limited to those related to future working capital, future production levels, operating costs and plans for diversification. Ashanti may also make written or oral forward-looking statements in its presentations, periodic reports and filings with the various regulatory authorities, in its annual report to shareholders, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward looking statements include statements about our beliefs, hopes, projections and expectations, and may include statements regarding future plans, objectives or goals, anticipated production or construction commencement dates, construction completion dates, working capital, expected costs, production output, the anticipated productive life of mines, projected cashflows, debt levels, and marked-to-market values of and cashflows from the hedgebook.

Such statements are based on current plans, information, intentions, estimates and projections and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements, such as the risks that Ashanti may not be able to achieve the levels of production and operating costs it has projected. Additional risk factors affecting Ashanti are set out in Ashanti's filings with the US Securities and Exchange Commission.

Ashanti can give no assurances that such results, including the actual production or commencement dates, construction completion dates, costs or production output or anticipated life of the projects and mines, projected cashflows, debt levels, and marked-to-market values of and cashflows from the hedgebook, will not differ materially from the forward looking statements contained in this report. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors collectively referred to as "Risk Factors", many of which are beyond the control of Ashanti, which may cause actual results to differ materially from those expressed in the statements contained in this report. These Risk Factors include leverage, gold price volatility, changes in interest rates, hedging operations, reserves estimates, exploration and development, mining, yearly output, power supply, Ghanaian political risks, environmental regulation, labour relations, general political risks, control by principal shareholders, Ghanaian statutory provisions, dividend flows and litigation. For example, future revenues from projects or mines described herein will be based in part upon the market price of gold, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the developments of a particular project or the expansion of specified mines.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of mines include the ability to produce profitably and transport gold extracted therefrom to applicable markets, the impact of foreign currency exchange rates, the impact of any increase in the costs of inputs, and activities by governmental authorities where such projects or mines are being explored or developed, including increases in taxes, changes in environmental and other regulations and political uncertainty. Likewise the cashflows from and marked-to-market values of the hedgebook can be affected by, inter alia, gold price volatility, US interest rates, gold lease rates and active management of the hedgebook.

Forward looking statements speak only as of the date they are made, and except as required by law, or unless required to do so by the Listing Rules of the UK Listing Authority, Ashanti undertakes no obligation to update publicly any of them in light of new information or future events.

ENQUIRIES

ASHANTI GOLDFIELDS COMPANY LIMITED

KWEKU AWOTWI

MD Responsible for Public Affairs      Tel: (+233)21 772331
ERNEST ABANKROH
Company Secretary                      Tel: (+233)21 774977
CORINNE GAISIE
UK Representative                      Tel: (+44)20 7256 9938

GOLIN HARRIS

Kevin Kirkeby
Federico Brigatti                      Tel: (+1-212)697 9191
website: www.ashantigold.com

                                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 30, 2003                        ASHANTI GOLDFIELDS COMPANY LIMITED



                                            By:  /s/ Ernest Abankroh
                                                 -----------------------
                                            Name:  Ernest Abankroh
                                            Title:  Company Secretary